PointView Capital, Inc.
Eric S. Tait
Chief Executive Officer and Director
3330 Cumberland Blvd., Suite 500 Atlanta, GA 30339

October 21, 2011

<u>Via U.S. Mail</u>

United States Securities & Exchange Commission
Attn: Tom Kluck
Legal Branch Chief
Washington, D.C.

Re: **PointView Capital, Inc.**
Offering Statement on Form 1-A
Filed September 16, 2011
File No. 024-10306

Dear Mr. Kluck:

I am writing in response to your letter dated August 31, 2011 in which you provide comments in connection with the above-referenced registration. This letter serves only to respond to those specific requests for information or clarification addressed in your letter that do not involve amendments to the Registration Statement. The numbered responses in this letter correspond to the numbered requests in your letter. The Commission's Comments appear in **bold** below. The Company's responses immediately follow each corresponding comment in *italics*.

<u>Item 4. Jurisdictions in Which Securities Are to be Offered, page 2 of 3</u>

1. **Please state the method by which the notes will be offered. See Item 4(b) of Form 1- A.** *Item 4(b) of Form 1-A has been revised to include the method by which the notes will be offered.*

<u>Item 5. Unregistered Securities Issued or Sold Within One Year, page 2 of 3</u>

2. **We note that the issuer was incorporated on July 19, 2011. If common stock or other securities were issued, please include the disclosure regarding such issuance as required by Item 5 of Form 1-A.** *Item 5 of Form 1-A has been revised to include disclosure regarding the issuance of founder's stock.*

<u>Part II – Offering Statement</u>

<u>Cover Page</u>

3. **Please include the mailing address of your principal executive offices including the zip code and telephone number as required by Item 1(b) of Model B of Form 1-A.** *The Offering Statement has been revised to include the information suggested. Issuer notes that the address of the principal executive offices had already been previously included in the last sentence of the first paragraph.*

4. **Please disclose any redemption features of the notes. See Item 1(b) of Model B.** *The Cover Page has been revised to include the redemption features of the notes by adding two new sentences to the end of the second paragraph of the Cover Page.*

5. **Since this will be a best efforts offering, please disclose the termination date of the offering, if any. See Item 2 of Model B.** *A new second sentence to paragraph 1 of the Cover Page has been added to set a termination date of two years, unless extended by the Officers of the Issuer.*

The Company, page 3 of 15

6. **We note that you have indicated September 16 as your fiscal year. Please clarify whether you intend to use this fiscal year end in future periods.** *Issuer is confused regarding this statement since Issuer cannot locate the reference to the fiscal year. Regardless, Issuer intends to use the December 31st year-end as its fiscal year.*

Risk Factors, page 4 of 15

"Risks of Investing in Small Capitalization and Early Stage Companies," page 5 of 15

7. **Please revise this risk factor to adequately address the specific risks that are unique to this offering and your operations. Refer to Item 3(a) of Model B.** *This risk factor has been revised to address the specific risks unique to this offering and our operations.*

"No Reliance on Prior Performance of Officers," page 5 of 15

8. **The risk factors should focus on the risk. Please revise your disclosure to remove mitigating language such as "excellent record."** *This risk factor has been revised as recommended.*

"Recharacterization of Notes; Insolvency of the Company," page 6 of 15

9. **Please revise this risk factor, and the risk factor relating to the capitalization of the company, to adequately address the risks presented.** *This risk factor and the risk factor under capitalization have been revised as recommended.*

Conflicts of Interest, page 6 of 15.

10. **Please revise this risk factor to write out Mr. Scott's full name.** *This risk factor has been revised as recommended.*

Plan of Distribution, page 10 of 15

11. **Please revise this section to provide the names of persons through which this offering is being made.** *This section has been revised accordingly.*

Item 5. Use of Proceeds, page 10 of 15

12. **Your disclosure indicates that no portion of the proceeds from the offering will be used to pay costs of the offering. However, we note that you estimate such costs to be $10,000 and it appears that your principals will only contribute $500. Please tell us how you intend to pay the costs of the offering without using any offering proceeds.** *Page 2 of the Cover Page has been revised to clarify that the Directors will bear the costs of the offering without consideration.*

13. Please disclose in greater detail the use of proceeds for "real estate investments." For example, please disclose the approximate amounts that would be used to purchase properties and to renovate properties. *This section has been revised accordingly.*

14. Please tell us how long the company intends to invest in income producing securities and Treasury Bills of short maturities. *This discussion has been removed. The Company will not invest in the financial instruments discussed.*

Capitalization, page 11 of 15

15. Please revise to present your capitalization as of the date of the balance sheet included in your filing. *There have been no changes since the last filing.*

16. Please tell us why common stock of $500 is not reflected in total equity. *This was an oversight that has been corrected.*

Item 6. Description of Business, page 11 of 15

17. Please revise this section, or where applicable, to discuss your plan of operations for the next 12 months. In this regard, please indicate whether proceeds from this offering will satisfy your cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. See Item 6(a)(3)(i) of Model B. *The Company's plan of operations for the next 12 months has been added to the last paragraph under the "Strategy" subsection of "Section 6. Description of Business."*

18. Please clarify which entity you are referring to as the "Fund." *This was a drafting error. "Fund" should read "Company" and has been revised accordingly.*

Investment Criteria, page 11 of 15

19. Please clarify what you mean by "13-18% cash on cash returns." We note that the company has no operations or properties. Please provide a reasonable basis for this statement or remove. We may have further comment. *The meaning of "cash on cash returns" has been clarified and this section has been revised accordingly. The 13-18% figure is merely a goal not a prediction.*

Strategy, page 12 of 15

20. We note that you are in talks with Key Property Solutions to potentially acquire a group of properties. Please clarify the status of these talks, the likelihood of the acquisition, and more details concerning the potential acquisition (including, but not limited to, the number of properties, the locations and status of the properties, and the potential purchase price). *The Company's discussions with Key Property Solutions was misstated. The arrangement is informal and this discussion has been revised accordingly.*

21. Please discuss in greater detail the company's strategy for renovating properties. *This section has been revised accordingly.*

Intellectual Property, page 13 of 15

22. Please tell us what you mean by "certain information about the way the Company does business is considered by the Company to be unique and proprietary." *The Company is referring to the knowledge base possessed by its Officers and Directors related to the identification, acquisition, renovation, marketing, management and resale of properties. This section has been revised to clarify this information.*

23.   For Eric Tait, please clarify what you mean by "[i]n addition to his medical endeavors" or delete. *The sentence has been deleted.*

24.   For Eric Tait and Matthew Scott, please include the amount of time they each will spend on company matters. *This section has been revised accordingly.*

Item 10. Security Ownership of Management and Certain Shareholders, page 14 of 15

25.   Please tell us how much consideration, if any, was paid by your officers in exchange for the 100,000 shares of common stock they own, and tell us how you accounted for this transaction. *A new column for consideration paid for the shares in question has been added and the shares have been accounted on the Company's Balance Sheet.*

Item 11. Interest of Management and Other in Certain Transactions, page 14 of 15

26.   Please discuss if there are any proposed transactions in which any of your officers or other related parties would have an interest. For example, please discuss whether any of the properties could be purchased from related parties or whether any services provided to the company, such as renovation work or real estate services, could be by related parties. *There will not be any related-party transactions.*

Item 12. Securities Being Offered Principal Amount and Term 27.

27.   Please include in the affirmative, the disclosures required by Item 12(b) of Model B. *This section has been revised to clarify the disclosure required by Item 12(b) of Model B. The contents of subsections titled "General," "Interest Payments," "How to Purchase Notes," "Payment or Rollover at Maturity," "Redemption" and "Repayment Upon Death" collectively provide in the affirmative, the disclosures required by Item 12(b) of Model B.*

28.   Please explain the statement that "[a]ll notes are in fully registered form." *This sentence has been removed.*

Financial Statements, page F-1

29.   We note that your financial statement is identified as including an auditor's report. However, no such report is included. If your financial statement was audited, please include the auditor's report. If your financial statement is unaudited, it should be identified as such. *The Financial Statements are unaudited and have been revised to reflect such.*

Balance Sheet

30.   Please clarify whether the blanks on your balance sheet are intended to be zeros or if the balance sheet is incomplete. *The blanks represent zeros.*

Note 1 – Organization and Summary of Significant Accounting Policies

31.   Please revise to disclose your accounting policies for all of your planned operations; including, but not limited to, cash and cash equivalents, real estate valuation, and revenue recognition.

Exhibit 4.1

32.   We note that the consent is identified as that of a registered public accounting firm. However, Tennie Wesley, CPA is not registered with the Public Company Accounting Oversight Board. Please clarify. *The word registered has been removed from the Consent.*

33.   The consent relates to the incorporation of their report dated August 1, 2011 relating to the accompanying unaudited financial statements as of August 1, 2011. However, no such report is included in your filing and the date of the financial statements does not match those provided. Please advise. *There is no report and the reference has been removed.*

<u>Signatures</u>

34.   On page 13 of the Offering Statement, Eric Tait is referred to as the Chief Executive Officer. Please clarify why Matthew Scott is signing the Offering Statement as the Chief Executive Officer. If Mr. Tait is the Chief Executive Officer please file an amended Offering Statement with him as a signatory. Refer to Instruction 1 to the Signatures section of Form 1-A. *This was an error and has been corrected.*

In conclusion, we look forward to your response to the revisions we have incorporated. In the meantime, please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

Eric S. Tait

/s/ Eric S. Tait
CEO